SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 1997.


                                       OR


[  ] Transition  report  pursuant to section 15(d) of the Securities  Exchange
     Act of 1934 [no fee required]

Commission file number 0-19867



A.       Full title of the Plan:

         ESKIMO PIE CORPORATION SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             ESKIMO PIE CORPORATION
                            901 MOOREFIELD PARK DRIVE
                            RICHMOND, VIRGINIA 23236
                                 (804) 560-8400

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ESKIMO PIE CORPORATION
                                       SAVINGS PLAN



DATE: June 29, 1998                    /s/ Thomas M. Mishoe, Jr.
      --------------------             -------------------------
                                       Thomas M. Mishoe, Jr.
                                       Chief Financial Officer, Vice President,
                                       Treasurer and Corporate Secretary
                                       Eskimo Pie Corporation

                              Financial Statements
                           and Supplemental Schedules
                             Eskimo Pie Corporation
                                  Savings Plan
                      Year ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                             Eskimo Pie Corporation
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedules






                                Table of Contents


Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits
   as of December 31, 1997 and 1996..........................................2
Statement of Changes in Net Assets Available for Plan Benefits,
   with Fund Information, for the year ended December 31, 1997...............3
Notes to Financial Statements................................................4


Supplemental Schedules

Item 27a-Schedule of Assets Held for Investment Purposes
Item 27d-Schedule of Reportable Transactions

                Report of Ernst & Young LLP, Independent Auditors

Plan Administrator
Eskimo Pie Corporation Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Eskimo Pie Corporation Savings Plan as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            /s/ Ernst & Young LLP
Richmond, Virginia
June 17, 1998

                             Eskimo Pie Corporation
                                  Savings Plan

              Statements of Net Assets Available for Plan Benefits




                                                                                     December 31
                                                                                 1997             1996
                                                                          -----------------------------------
Assets
Investments held by trustee, First Union National Bank, at fair value:
     Stable Portfolio Group Trust                                            $    511,316    $      511,733
     Evergreen Short-Interm Bond Fund                                             160,728           261,877
     Fidelity Puritan Fund                                                        838,273           599,751
     Enhanced Stock Market Fund                                                   697,156           455,599
     Fidelity Advisor Growth Opportunities Fund                                 1,104,655           783,777
     Company Stock Fund                                                           164,420                 -
Loans to participants                                                             114,738           119,286
                                                                          -----------------------------------
Total investments                                                               3,591,286         2,732,023

Receivables:
   Employer's contribution                                                         11,492                 -
   Employees' contributions                                                        28,676                 -
                                                                          -----------------------------------
                                                                                3,631,454         2,732,023
Liabilities
Contribution refunds payable                                                       18,624                 -
                                                                          -----------------------------------
Net assets available for plan benefits                                         $3,612,830        $2,732,023
                                                                          ===================================



See accompanying notes to financial statements.

                                  Savings Plan
                          Year ended December 31, 1997

                  Statement of Changes in Net Assets Available
                    for Plan Benefits, with Fund Information




                                                                       Participant - Directed
                                         ----------------------------------------------------------------------------

                                            Stable     Evergreen                                Fidelity Advisor
                                          Portfolio   Short-Interm  Fidelity    Enhanced Stock       Growth
                                          Group Trust  Bond Fund   Puritan Fund  Market Fund    Opportunities Fund
                                         ----------------------------------------------------------------------------
 Additions:

 Employer contributions                      $ 3,591      $ 1,228      $ 6,425         $ 4,627            $ 7,534
 Employee contributions                       49,132       19,657       92,814          69,019            115,967
 Employee Rollovers                            1,609        2,459        3,006           1,477                627
 Loan repayments                               9,450        2,257       12,522          11,617             12,327
 Loan interest                                 1,559          657        2,717           2,121              2,695
                                         ----------------------------------------------------------------------------
                                              65,341       26,258      117,484          88,861            139,150

 Deductions & Transfers:

 Withdrawals by participants                 (77,247)      (4,048)     (24,636)        (36,129)           (23,776)
 Interfund transfers and loan origination    (19,915)    (137,223)       5,989          34,230            (17,806)
 Other                                          (212)         (39)        (173)           (145)              (176)
                                         ----------------------------------------------------------------------------
                                             (97,374)    (141,310)     (18,820)         (2,044)           (41,758)

 Net realized and unrealized appreciation
      in fair value of investments            31,616       13,903      139,858         154,740            223,486
                                         ----------------------------------------------------------------------------
 Net increase (decrease)                        (417)    (101,149)     238,522         241,557            320,878

 Net assets available for plan benefits
      at beginning of year                   511,733      261,877      599,751         455,599            783,777
                                         ----------------------------------------------------------------------------
 Net assets available for plan benefits
      at end of year                       $ 511,316    $ 160,728    $ 838,273       $ 697,156        $ 1,104,655
                                         ============================================================================




                                                                                    Non-Participant
                                                  Participant - Directed              Directed
                                         ----------------------------------------- ---------------

                                                                                       Company
                                             Company      Loans to                      Stock
                                           Stock Fund    Participants    Other          Fund          Total
                                         -----------------------------------------------------------------------
 Additions:

 Employer contributions                             $ -          $ -     $ 11,492       $ 105,079     $ 139,976
 Employee contributions                          15,131            -       28,676               -       390,396
 Employee Rollovers                                 295            -            -               -         9,473
 Loan repayments                                  1,443      (49,616)           -               -             -
 Loan interest                                      558            -            -               -        10,307
                                         -----------------------------------------------------------------------
                                                 17,427      (49,616)      40,168         105,079       550,152

 Deductions & Transfers:

 Withdrawals by participants                          -      (25,932)           -          (2,133)     (193,901)
 Interfund transfers and loan origination        63,725       71,000            -               -             -
 Other                                              (25)           -      (18,624)              -       (19,394)
                                         -----------------------------------------------------------------------
                                                 63,700       45,068      (18,624)         (2,133)     (213,295)

 Net realized and unrealized appreciation
      in fair value of investments              (13,281)           -            -          (6,372)      543,950
                                         -----------------------------------------------------------------------
 Net increase (decrease)                         67,846       (4,548)      21,544          96,574       880,807

 Net assets available for plan benefits
      at beginning of year                            -      119,286            -               -     2,732,023
                                         -----------------------------------------------------------------------
 Net assets available for plan benefits
      at end of year                           $ 67,846    $ 114,738     $ 21,544        $ 96,574   $ 3,612,830
                                         =======================================================================


 See accompanying notes to financial statements.

                             Eskimo Pie Corporation
                                  Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



1. Significant Accounting Policies

Basis of Accounting

The accounting records of Eskimo Pie Corporation Savings Plan (the Plan) are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Plan's investments, other than loans to participants, are carried at market value. Loans to participants are carried at the original amount of the loan less repayments received. Investments in securities traded on national securities exchanges are valued at the last reported sales price. All other investments are valued at redemption value.

Securities transactions are recorded as of the trade date. Realized investment gains and losses and unrealized appreciation/depreciation in fair value of investments are recognized currently in the statement of changes in net assets available for benefits.

                             Eskimo Pie Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)





2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan's provisions. This information is available from Eskimo Pie Corporation.

General

The Plan is a defined contribution plan covering substantially all employees of Eskimo Pie Corporation (the Company and Plan sponsor), Eskimo, Inc. and Sugar Creek Foods who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding and Vesting

Participating  employees  may  contribute  up to 12% of  their  compensation  as
defined  in  the  Plan.   The  Plan  sponsor   matches  50%  of  the  employees'
contributions for the first 6% of their compensation and may make additional contributions to the Plan at the discretion of the Board of Directors. Participants elect the investment options in which their contributions are invested. Beginning March 31, 1997, all employer contributions to the Plan are invested in the Company Stock Fund. Each participant's account is credited with the participant's contribution, the Company's contributions and a pro-rata share of investment earnings based upon the participant's elected options.

Participants immediately vest in their voluntary contributions and earnings thereon. Participants are 100 percent vested in the remainder of their accounts after three years of credited service. Any forfeitures of non-vested amounts are used by the Company to reduce contributions. Upon termination of service, a participant, subject to Plan limitations, may elect to receive a lump-sum amount equal to the value of his or her account, annual installments, or an annuity contract.

Investment Options

Participants in the Plan have several investment options available to them with respect to how their contributions are invested. Participants may elect to have their contributions allocated in the following investments:

     i.) The Stable Portfolio Group Trust which invests in government and agency obligations, corporate bonds and insurance contracts,

     ii.) The  Evergreen  Short  -  Interm  Bond  Fund  which  invests  in  U.S.
          government securities, corporate bonds and cash equivalents,

     iii.)The Fidelity Puritan Fund which invests in common and preferred stock, convertible securities and bonds,

     iv.) The Enhanced Stock Market Fund which invests in common stocks,

     v.) The Fidelity Advisor Growth Opportunities Fund which invests in a selection of financial instruments including common stocks, U.S. government securities, cash equivalents, and foreign investments, and

     vi.) The Company  Stock Fund,  which  invests in common stock of Eskimo Pie
          Corporation.

Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant's account, reducing the investment balance and creating a receivable classified as Loans to Participants. Loans are secured by the participant's vested account balance. Loans are repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

Administrative Expenses

All administrative expenses of the Plan are paid by the Plan sponsor.

3. Trusteed Assets

First Union National Bank, trustee of the Plan, holds the PlanOs investment assets and executes transactions thereon.

4. Income Tax Status

The U.S. Treasury Department has informed the PlanOs sponsor that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust established under the Plan is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. Continued qualification of the Plan will depend on operational adherence to the PlanOs qualified form. The Plan Administrator is not aware of any actions or events that have occurred that might adversely affect the PlanOs qualified status.

5. Year 2000 Issue (Unaudited)

The Plan sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan sponsor currently expects the project to be substantially complete by 1999. The Plan sponsor does not expect this project to have a significant effect on plan operations.

                             Supplemental Schedules

                             Eskimo Pie Corporation
                                  Savings Plan

            Item 27a-Schedule of Assets Held for Investment Purposes

                                December 31, 1997



                                                                                           Current
                         Description                                   Cost                 Value
--------------------------------------------------------------- -------------------- --------------------
  *First Union Stable Portfolio Group Trust                       $     447,838        $     511,316
  Evergreen Short-Interm Bond Fund                                      142,707              160,728
  Fidelity Puritan Fund                                                 602,727              838,273
  *First Union Enhanced Stock Market Fund                               452,174              697,156
  Fidelity Advisor Growth Opportunities Fund                            733,737            1,104,655
  *Company Stock Fund                                                   174,856              164,420
  Loans to participants 6.25%-10.00%                                          -              114,738
                                                                -------------------- --------------------

                                                                     $2,554,039           $3,591,286
                                                                ==================== ====================


* Party-in-interest to the Plan.

                                            Eskimo Pie Corporation
                                                 Savings Plan

                                 Item 27d-Schedule of Reportable Transactions

                                         Year Ended December 31, 1997



                                                                                                           Current Value
           Identity of                                                        Purchase  Selling    Cost of      of         Net
         Party Involved                            Description                 Price     Price      Asset      Asset   Gain/(Loss)
----------------------------------------------------------------------------------------------------------------------------------

Series of transactions in excess of 5 percent of plan assets.

First Union National Bank         First Union Stable Portfolio Group Trust    $69,280   $101,312   $90,116    $69,280   $11,196
First Union National Bank         Evergreen Short- Interm Bond Fund            33,463    148,515   132,701     33,463    15,814
Fidelity Investments, Inc.        Fidelity Puritan Fund                       166,665     68,001    53,210    166,665    14,791
First Union National Bank         First Union Enhanced Stock Market Fund      177,703     90,885    64,036    177,703    26,849
Fidelity Investments, Inc.        Fidelity Advisor Growth Opportunities Fund  237,566    140,174   101,931    237,566    38,243
FUNB/ Eskimo Pie                  Company Stock Fund                          257,774     73,701    82,918    257,774    (9,217)
First Union National Bank         Participant Loans                            71,000     75,549    75,549     71,000         -
